EXHIBIT 12.1

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (1)

Dollars in millions	Six Months Ended June 30, 2016		Year Ended December 31
			2015		2014		2013		2012		2011
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$2,256		$4,860		$4,993		$5,148		$3,594		$3,785
Add:
Distributed income of equity investees	162		310		275		242		216		198
Fixed charges excluding interest on deposits	490		796		734		664		853		951
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	44		93		96		112		137		154
Interest capitalized			1		1

Earnings excluding interest on deposits	2,864		5,872		5,905		5,942		4,526		4,780
Interest on deposits	209		403		325		344		386		668

Total earnings	$3,073		$6,275		6,230		6,286		4,912		5,448

Fixed charges
Interest on borrowed funds	$416		$640		$581		$516		$696		$791
Interest component of rentals	74		153		152		148		145		125
Amortization of notes and debentures			2						12		35
Interest capitalized			1		1

Fixed charges excluding interest on deposits	490		796		734		664		853		951
Interest on deposits	209		403		325		344		386		668

Total fixed charges	$699		$1,199		$1,059		$1,008		$1,239		$1,619

Ratio of earnings to fixed charges
Excluding interest on deposits	5.84	x	7.38	x	8.04	x	8.95	x	5.31	x	5.03	x
Including interest on deposits	4.40		5.23		5.88		6.24		3.96		3.37

(1)	As defined in Item 503(d) of Regulation S-K.